EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

FITNESS CHAMPS HOLDINGS LIMITED

Name	Jurisdiction

Northern Star Limited	British Virgin Islands
Fitness Champs Aquatics Pte. Ltd	Singapore
Fitness Champs Pte. Ltd.	Singapore